

November 27, 2012

<u>Via E-mail</u>
David B. Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re: MDC Partners Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-13718**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-13718**
> **Form 8-K**
> **Filed November 5, 2012**
> **File No. 001-13718**

Dear Mr. Doft:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Executive Summary, page 18

Certain Factors Affecting Our Business, page 19

1. Please consider expanding this section to discuss how the following trends affect or are expected to affect your results of operations.

   - The rapid increase in the amount of revenue attributable to digital offerings;
   - The increase of expenses at a greater rate than revenues over recent periods;
   - Your intention to focus on de-leveraging your balance sheet after a period of significant investment through acquisitions; and
   - The interest of client procurement departments in driving down fees

   In preparing this disclosure, please consider the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Revenue Recognition, page 56

2. As disclosed, for certain service transactions which require delivery of a number of service acts, you use the Proportional Performance Model which generally results in revenue being recognized based on the straight-line method. Please clarify if the underlying arrangement calls for a specified number of defined and similar acts and disclose how you accounted for the related costs. Please refer to your basis in the accounting literature.

17. Commitments, Contingencies, and Guarantees, page 88

3. We note that the Company is obligated, under certain put option rights held by certain owners of non-controlling interests, to pay an aggregate amount of approximately $88,086 only upon termination of such owners' employment with the applicable subsidiary or death. Tell us how you considered paragraphs 4 and 64 of ASC 480-10-55 in accounting for such put option rights.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 13

Incentive Awards Based on 2011 Performance; Exercise of Discretionary Authority, page 18

4. With respect to the organic revenue generation performance metric disclose the peer companies you compared your performance to as well as the actual performance of those peer companies.

Calculation of 2011 Annual Incentive Awards, page 19

5. Footnote one to the Summary Compensation Table and the accompanying narrative disclosure indicates that you made an additional cash incentive payment of $1,875,000 to your CEO on February 15, 2012 for performance in fiscal 2011. Tell us how much of this additional cash payment was subject to repayment at December 31, 2011.

Form of Long-Term Incentives; EVARs, page 20

6. Clarify, if true, that the equity grants made in March of 2011 relate to payment of 2010 annual incentive awards.

7. The disclosure here indicates that 90% of the restricted stock or RSUs under the awarded EVARs will be granted at a threshold of $26.25 per share. Please explain the circumstances in which 100% of the restricted stock or RSUs would be granted. In addition, please explain whether and how the smaller equity award granted to each NEO on January 26, 2011 pertains to the EVARs. Revise as necessary.

Summary Compensation Table, page 21

8. Please explain how you determined the figures reported under "Bonus" for each NEO and how those figures comply with Item 402(b)(iv) of Regulation S-K. Specifically address how the respective figures represent the dollar value of the annual incentive awards earned during the relevant period and not subject to repayment. For example, it is not clear whether any of the $3,750,000 award Mr. Nadal earned in 2011 is reported or properly deferred until the portions of that amount are no longer subject to repayment. For further guidance, see CD&I Question 119.7.

9. Please explain the statement in footnote three that "[i]nformation with respect to the SARs granted to the named executive officers in 2009 is disclosed in the Grants of Plan-Based Awards Table of this Proxy Statement and the accompanying notes." We note that the Grants of Plan-Based Awards table speaks only to grants in fiscal 2011, in accordance with Item 402(d)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Unaudited Condensed Consolidated Balance Sheet, page 5

10. We note that your operating income is continuing to decline (negative for the nine
    months ended September 30, 2012) and you continue to incur net losses and working
    capital deficits. Please tell us in detail how you considered ASC 350-20-35-3C to 3G in
    concluding that it is more likely than not that the fair values of your reporting units are
    not less than their carrying amounts.

Variable Interest Entity, page 10

11. We note your conclusion that you are the primary beneficiary of Doner Partners because
    you receive a disproportionate share of profits and losses as compared to your ownership
    percentage. As Doner Partners's primary beneficiary, tell us how you concluded that you
    have a controlling financial interest. Refer to ASC 820-10-25-38. Additionally, as
    applicable, please provide the disclosures of a primary beneficiary pursuant to ASC 820-
    20-50-12.

Form 8-K filed November 5, 2012
Exhibit 99.1

12. We believe that your earnings release gives undue prominence to the presentation and
    discussion of non-GAAP measures throughout the earnings release, particularly liquidity
    measures (i.e., free cash flow and total free cash flow), EBITDA margin, and net debt-to-
    pro forma EBITDA. In this regard, we note that you did not discuss the comparable
    GAAP measures alongside these non-GAAP measures. In addition, you did not disclose
    how pro forma EBITDA was calculated. Accordingly, we believe that you should revise
    future earnings releases to comply with the reporting requirements of Item 10(e) of
    Regulation S-K. Refer to Instruction 2 to Item 2.02 of Form 8-K in this regard.

13. We note on Schedule 4 that you reported Total Free Cash Flow per Share, which is a non-
    GAAP liquidity measure per share. We believe it is not appropriate to present a non-
    GAAP liquidity measure per share in your filings with us, including your Form 8-K
    earnings releases. Please revise in future filings to delete your Total Free Cash Flow per
    Share presentation. Additionally, please reconcile your Free Cash Flow and Total Free
    Cash Flow non-GAAP measures to the most directly comparable GAAP liquidity
    measures (i.e., cash flows from operations). Include a footnote to describe how you
    calculated changes in working capital. We refer you to the guidance in Question 102.05
    of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures
    dated July 8, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director